Exhibit 99.1

Explanatory Note

Melco Resorts Finance Limited’s Quarterly Report

for the Three Months Ended March 31, 2017

This quarterly report serves to provide holders of Melco Resorts Finance Limited’s (formerly known as MCE Finance Limited) US$1,000,000,000 5.00% senior notes due 2021 (the “2013 Senior Notes”) with Melco Resorts Finance Limited’s unaudited condensed consolidated financial statements, comprising condensed consolidated balance sheets, condensed consolidated statements of operations and condensed consolidated statements of cash flows, for the three months ended March 31, 2017, together with related information, pursuant to the terms of the indenture, dated February 7, 2013, relating to the 2013 Senior Notes. Melco Resorts Finance Limited is a wholly-owned subsidiary of Melco Resorts & Entertainment Limited (formerly known as Melco Crown Entertainment Limited).

i

Melco Resorts Finance Limited

Report for the First Quarter of 2017

ii

INTRODUCTION

In this quarterly report, unless otherwise indicated:

•	“2015 Credit Facilities” refers to the credit facilities entered into pursuant to an amendment and restatement agreement dated June 19, 2015, as amended from time to time, between, among others, Melco Crown Macau, Deutsche Bank AG, Hong Kong Branch as agent and DB Trustees (Hong Kong) Limited as security agent, in a total amount of HK$13.65 billion (equivalent to approximately US$1.75 billion), comprising a HK$3.90 billion (equivalent to approximately US$500 million) term loan facility and a HK$9.75 billion (equivalent to approximately US$1.25 billion) revolving credit facility;

•	“Additional Development” refers to the additional development on the land on which Studio City is located, which is expected to include a hotel and related amenities;

•	“Altira Macau” refers to an integrated casino and hotel development located in Taipa, Macau, that caters to Asian VIP rolling chip customers;

•	“China” and “PRC” refer to the People’s Republic of China, excluding Hong Kong, Macau and Taiwan from a geographical point of view;

•	“City of Dreams” refers to a casino, hotel, retail and entertainment integrated resort located in Cotai, Macau, which currently features casino areas and three luxury hotels, including a collection of retail brands, a wet stage performance theater and other entertainment venues;

•	“Cotai” refers to an area of reclaimed land located between the islands of Taipa and Coloane in Macau;

•	“DICJ” refers to the Direcção de Inspecção e Coordenação de Jogos (the Gaming Inspection and Coordination Bureau), a department of the Public Administration of Macau;

•	“HK$” and “H.K. dollar(s)” refer to the legal currency of Hong Kong;

•	“Hong Kong” refers to the Hong Kong Special Administrative Region of the PRC;

•	“Macau” refers to the Macau Special Administrative Region of the PRC;

•	“Melco Crown Macau” refers to our subsidiary, Melco Crown (Macau) Limited, a Macau company and the holder of our gaming subconcession;

•	“Mocha Clubs” refer to, collectively, our clubs with gaming machines , which are now the largest non-casino based operations of electronic gaming machines in Macau;

•	“our subconcession” and “our gaming subconcession” refer to the Macau gaming subconcession held by Melco Crown Macau;

•	“Parent” and “Melco” refer to Melco Resorts & Entertainment Limited (formerly known as Melco Crown Entertainment Limited), a Cayman Islands exempted company with limited liability;

•	“Pataca(s)” and “MOP” refer to the legal currency of Macau;

•	“Property” refers to a large-scale integrated leisure resort in Cotai, Macau, consisting of Studio City and the Additional Development;

•	“Services and Right to Use Arrangements” refer to the agreement entered into among, inter alia, Melco Crown Macau and Studio City Entertainment, dated May 11, 2007 and amended on June 15, 2012, as amended from time to time, and any other agreements or arrangements entered into from time to time, which may amend, supplement or relate to the aforementioned agreements or arrangements;

•	“Studio City” refers to a cinematically-themed integrated entertainment, retail and gaming resort in Cotai, Macau, and being the first phase of the Property;

•	“Studio City Casino” refers to the gaming areas being constructed or operated within the Property;

•	“Studio City Entertainment” refers to our affiliate, Studio City Entertainment Limited, a Macau company which the Parent acquired, through acquisition of 60% equity interest in Studio City International Holdings Limited, an intermediate holding company of Studio City Entertainment, an indirect holding of 60% of its equity interest in July 2011;

•	“US$” and “U.S. dollar(s)” refer to the legal currency of the United States;

•	“U.S. GAAP” refers to the accounting principles generally accepted in the United States; and

•	“we”, “us”, “our” and “our company” refer to Melco Resorts Finance Limited and, as the context requires, its predecessor entities and its consolidated subsidiaries.

This quarterly report includes our unaudited condensed consolidated financial statements for the three months ended March 31, 2017.

Any discrepancies in any table between totals and sums of amounts listed therein are due to rounding. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures preceding them.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This quarterly report contains forward-looking statements that relate to future events, including our future operating results and conditions, our prospects and our future financial performance and condition, all of which are largely based on our current expectations and projections. Known and unknown risks, uncertainties and other factors may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward- looking statements. We operate in a heavily regulated and evolving industry, and have a highly leveraged business model. Moreover, we operate in Macau’s gaming sector, a market with intense competition, and therefore new risk factors may emerge from time to time. It is not possible for our management to predict all risk factors, nor can we assess the impact of these factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those expressed or implied in any forward-looking statement. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) growth of the gaming market and visitation in Macau, (ii) capital and credit market volatility, (iii) local and global economic conditions, (iv) our anticipated growth strategies, (v) gaming authority and other governmental approvals and regulations, and (vi) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions.

The forward-looking statements made in this quarterly report relate only to events or information as of the date on which the statements are made in this quarterly report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this quarterly report with the understanding that our actual future results may be materially different from what we expect.

GLOSSARY

“cage”	a secure room within a casino with a facility that allows patrons to carry out transactions required to participate in gaming activities, such as exchange of cash for chips and exchange of chips for cash or other chips

“chip”	round token that is used on casino gaming tables in lieu of cash

“concession”	a government grant for the operation of games of fortune and chance in casinos in Macau under an administrative contract pursuant to which a concessionaire, or the entity holding the concession, is authorized to operate games of fortune and chance in casinos in Macau

“drop”	the amount of cash used to purchase gaming chips and promotional vouchers that is deposited in a gaming table’s drop box, plus gaming chips purchased at the casino cage

“drop box”	a box or container that serves as a repository for cash, chip purchase vouchers, credit markers and forms used to record movements in the chip inventory on each table game

“electronic gaming table”	table with an electronic or computerized wagering and payment system that allow players to place bets from multiple-player gaming seats

“gaming machine”	slot machine and/or electronic gaming table

“gaming machine handle”	the total amount wagered in gaming machines

“gaming machine win rate”	gaming machine win expressed as a percentage of gaming machine handle

“gaming promoter”	an individual or corporate entity who, for the purpose of promoting rolling chip and other gaming activities, arranges customer transportation and accommodation, provides credit in its sole discretion if authorized by a gaming operator and arranges food and beverage services and entertainment in exchange for commissions or other compensation from a gaming operator

“integrated resort”	a resort which provides customers with a combination of hotel accommodations, casinos or gaming areas, retail and dining facilities, MICE space, entertainment venues and spas

“junket player”	a player sourced by gaming promoters to play in the VIP gaming rooms or areas

“marker”	evidence of indebtedness by a player to the casino or gaming operator

“mass market patron”	a customer who plays in the mass market segment

“mass market segment”	consists of both table games and gaming machines played by mass market patrons for cash stakes that are typically lower than those in the rolling chip segment

“mass market table games drop”	the amount of table games drop in the mass market table games segment

“mass market table games hold percentage”	mass market table games win as a percentage of mass market table games drop

“mass market table games segment”	the mass market segment consisting of mass market patrons who play table games

“MICE”	Meetings, Incentives, Conventions and Exhibitions, an acronym commonly used to refer to tourism involving large groups brought together for an event or specific purpose

“non-negotiable chip”	promotional casino chip that is not to be exchanged for cash

“premium direct player”	a rolling chip player who is a direct customer of the concessionaires or subconcessionaires and is attracted to the casino through direct marketing efforts and relationships with the gaming operator

“rolling chip” or “VIP rolling chip”	non-negotiable chip primarily used by rolling chip patrons to make wagers

“rolling chip patron”	a player who is primarily a VIP player and typically receives various forms of complimentary services from the gaming promoters or concessionaires or subconcessionaires

“rolling chip segment”	consists of table games played in private VIP gaming rooms or areas by rolling chip patrons who are either premium direct players or junket players

“rolling chip volume”	the amount of non-negotiable chips wagered and lost by the rolling chip market segment

“rolling chip win rate”	rolling chip table games win (calculated before discounts and commissions) as a percentage of rolling chip volume

“slot machine”	traditional slot or electronic gaming machine operated by a single player

“subconcession”	an agreement for the operation of games of fortune and chance in casinos between the entity holding the concession, or the concessionaire, a subconcessionaire and the Macau government, pursuant to which the subconcessionaire is authorized to operate games of fortune and chance in casinos in Macau

“table games win”	the amount of wagers won net of wagers lost on gaming tables that is retained and recorded as casino revenues

“VIP gaming room”	gaming rooms or areas that have restricted access to rolling chip patrons and typically offer more personalized service than the general mass market gaming areas

EXCHANGE RATE INFORMATION

The majority of our current revenues are denominated in H.K. dollar, while our current expenses are denominated predominantly in Pataca and H.K. dollar, and in connection with a portion of our indebtedness and certain expenses, in U.S. dollar. Unless otherwise noted, all translations from H.K. dollar to U.S. dollar and from U.S. dollar to H.K. dollar in this quarterly report were made at a rate of HK$7.78 to US$1.00.

The H.K. dollar is freely convertible into other currencies (including the U.S. dollar). Since October 17, 1983, the H.K. dollar has been officially linked to the U.S. dollar at the rate of HK$7.80 to US$1.00. The market exchange rate has not deviated materially from the level of HK$7.80 to US$1.00 since the peg was first established. However, in May 2005, the Hong Kong Monetary Authority broadened the trading band from the original rate of HK$7.80 per U.S. dollar to a rate range of HK$7.75 to HK$7.85 per U.S. dollar. The Hong Kong government has stated its intention to maintain the link at that rate, and, acting through the Hong Kong Monetary Authority, has a number of means by which it may act to maintain exchange rate stability. However, no assurance can be given that the Hong Kong government will maintain the link at HK$7.75 to HK$7.85 per U.S. dollar or at all.

The noon buying rate on March 31, 2017 in New York City for cable transfers in H.K. dollar per U.S. dollar, provided in the H.10 weekly statistical release of the Federal Reserve Board of the United States as certified for customs purposes by the Federal Reserve Bank of New York, was HK$7.7714 to US$1.00. On May 5, 2017, the noon buying rate was HK$7.7839 to US$1.00. We make no representation that any H.K. dollar or U.S. dollar amounts could have been, or could be, converted into U.S. dollar or H.K. dollar, as the case may be, at any particular rate or at all.

The Pataca is pegged to the H.K. dollar at a rate of HK$1.00 = MOP1.03. All translations from Pataca to U.S. dollar in this quarterly report were made at the exchange rate of MOP8.0134 = US$1.00. The Federal Reserve Bank of New York does not certify for customs purposes a noon buying rate for cable transfers in Pataca.

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in connection with our unaudited condensed consolidated financial statements included elsewhere in this quarterly report. Our unaudited condensed consolidated financial statements have been prepared in accordance with U.S. GAAP. The accompanying unaudited condensed consolidated financial statements should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2016. The historical results are not necessarily indicative of the results of operations to be expected in the future. Certain statements in this “Financial Condition and Results of Operations” are forward-looking statements.

Summary of Financial Results

For the first quarter of 2017, our total net revenues were US$1.13 billion, an increase of 11.2% from US$1.02 billion of net revenues for the first quarter of 2016. The increase in total net revenues was primarily attributable to the increased casino revenues generated from operating Studio City Casino, better performance in City of Dreams’ rolling chip segment and the increase in non-gaming revenue in City of Dreams. Net income from Studio City Casino gaming operations will be reimbursed to Studio City Entertainment pursuant to the Services and Right to Use Arrangements. Such reimbursement is included in general and administrative expenses.

Net income for the first quarter of 2017 was US$130.0 million, as compared to US$100.7 million for the first quarter of 2016. The increase in profitability was primarily attributable to the increase in revenues in City of Dreams mentioned above and lower provision for doubtful debt in Altira Macau.

The following summarizes the results of our operations:

	Three Months Ended March 31
	2017	2016
	(In thousands of US$)
Net revenues	$1,132,699	$1,018,788
Total operating costs and expenses	$(999,110)	$(908,966)
Operating income	$133,589	$109,822
Net income	$130,005	$100,693

Results of Operations

City of Dreams First Quarter Results

For the quarter ended March 31, 2017, net revenue at City of Dreams was US$699.1 million compared to US$686.4 million in the first quarter of 2016. The increase in net revenue was primarily a result of greater rolling chip gross gaming revenues and increased non-gaming revenue.

Rolling chip volume totaled US$12.6 billion for the first quarter of 2017 versus US$9.8 billion in the first quarter of 2016. The rolling chip win rate was 2.7% in the first quarter of 2017 versus 3.2% in the first quarter of 2016. The expected rolling chip win rate range is 2.7%-3.0%.

Mass market table games drop decreased to US$1,059.8 million compared with US$1,073.5 million in the first quarter of 2016. The mass market table games hold percentage was 36.9% in the first quarter of 2017 compared to 36.7% in the first quarter of 2016.

Gaming machine handle for the first quarter of 2017 was US$1,025.9 million, compared with US$1,044.5 million in the first quarter of 2016. The gaming machine win rate was 3.4% for both quarters ended March 31, 2017 and 2016.

Total non-gaming revenue at City of Dreams in the first quarter of 2017 was US$83.7 million, compared with US$69.7 million in the first quarter of 2016.

Altira Macau First Quarter Results

For the quarter ended March 31, 2017, net revenue at Altira Macau was US$109.1 million compared to US$108.5 million in the first quarter of 2016.

Rolling chip volume totaled US$4.1 billion in the first quarter of 2017 versus US$4.6 billion in the first quarter of 2016. The rolling chip win rate was 3.1% in the first quarter of 2017 versus 2.8% in the first quarter of 2016. The expected rolling chip win rate range is 2.7%-3.0%.

In the mass market table games segment, drop totaled US$99.7 million in the first quarter of 2017, a decrease from US$135.2 million generated in the comparable period in 2016. The mass market table games hold percentage was 20.6% in the first quarter of 2017 compared with 17.0% in the first quarter of 2016.

Gaming machine handle for the first quarter of 2017 was US$8.0 million, compared with US$8.7 million in the first quarter of 2016. The gaming machine win rate was 5.8% in the first quarter of 2017 versus 5.9% in the first quarter of 2016.

Total non-gaming revenue at Altira Macau in the first quarter of 2017 was US$6.7 million compared with US$7.0 million in the first quarter of 2016.

Mocha Clubs First Quarter Results

Net revenue from Mocha Clubs totaled US$31.1 million in the first quarter of 2017 as compared to US$31.8 million in the first quarter of 2016.

Gaming machine handle for the first quarter of 2017 was US$603.1 million, compared with US$670.7 million in the first quarter of 2016. The gaming machine win rate was 5.0% in the first quarter of 2017 versus 4.6% in the first quarter of 2016.

Other Factors Affecting First Quarter Earnings

Total net non-operating expenses for the first quarter of 2017 were US$5.6 million, which mainly included interest expenses, net of capitalized interest, of US$6.0 million, other finance costs of US$6.1 million and a net foreign exchange gains of US$6.3 million, as compared to a total net non-operating expenses of US$8.6 million for the first quarter of 2016, which mainly included interest income of US$1.9 million, interest expenses, net of capitalized interest, of US$7.4 million, other finance costs of US$5.7 million and a net foreign exchange gains of US$2.5 million. The year-on-year decrease of US$3.0 million in net non-operating expenses was primarily due to higher net foreign exchange gains in the current period.

Depreciation and amortization costs of US$67.3 million were recorded in the first quarter of 2017, of which US$14.3 million was related to the amortization of our gaming subconcession and US$2.7 million was related to the amortization of land use rights.

Liquidity and Capital Resources

We have relied and intend to rely on our cash generated from our operations and our debt and equity financings to meet our financing needs and repay our indebtedness, as the case may be.

As of March 31, 2017, we held cash and cash equivalents of US$791.9 million, and the HK$9.75 billion (equivalent to approximately US$1.25 billion) revolving credit facility under the 2015 Credit Facilities remains available for future drawdown, subject to satisfaction of certain conditions precedent. Further, the 2015 Credit Facilities includes an incremental facility of up to US$1.3 billion to be made available upon further agreement with any of the existing lenders under the 2015 Credit Facilities or with other entities.

Cash Flows

The following table sets forth a summary of our cash flows for the periods indicated:

	Three Months Ended March 31,
	2017	2016
	(In thousands of US$)
Net cash provided by operating activities	$203,297	$161,677
Net cash provided by investing activities	52,469	277,381
Net cash used in financing activities	(576,656)	(350,222)

Net (decrease) increase in cash and cash equivalents	(320,890)	88,836
Cash and cash equivalents at beginning of period	1,112,835	1,041,645

Cash and cash equivalents at end of period	$791,945	$1,130,481

Operating Activities

Operating cash flows are generally affected by changes in operating income and accounts receivable related to VIP table games play and hotel operations conducted on a cash and credit basis and the remainder of the business including mass market table games play, gaming machine play, food and beverage, and entertainment that are conducted primarily on a cash basis.

Net cash provided by operating activities was US$203.3 million for the first quarter of 2017, compared to US$161.7 million for the first quarter of 2016. The increase in net cash provided by operating activities was mainly attributable to decreased working capital for the operations and an improvement in underlying operating performance of City of Dreams, as described in the foregoing section.

Investing Activities

Net cash provided by investing activities was US$52.5 million for the first quarter of 2017, compared to net cash provided by investing activities of US$277.4 million for the first quarter of 2016. The decrease was primarily due to a decrease in withdrawals of bank deposits with original maturities over three months, partially offset by a decrease in capital expenditure payments.

Net cash provided by investing activities of US$52.5 million for the first quarter of 2017 mainly included withdrawals of bank deposits with original maturities over three months of US$138.5 million, partially offset by capital expenditure payments of US$76.0 million and advance payments and deposits for acquisition of property and equipment of US$10.8 million.

Net cash provided by investing activities of US$277.4 million for the first quarter of 2016 mainly included withdrawals of bank deposits with original maturities over three months of US$391.5 million, partially offset by capital expenditure payments of US$110.5 million.

Our total capital expenditure payments for the first quarter of 2017 were US$76.0 million, as compared to US$110.5 million for the first quarter of 2016. Such capital expenditures for both periods were mainly associated with our development projects, including Morpheus, which is the fifth hotel tower at City of Dreams, as well as enhancement to our integrated resort offerings.

Financing Activities

Net cash used in financing activities amounted to US$576.7 million for the first quarter of 2017, which primarily represented the dividend payment of US$565.8 million and the scheduled repayment of the term loan under the 2015 Credit Facilities of US$11.3 million.

Net cash used in financing activities amounted to US$350.2 million for the first quarter of 2016, which primarily represented the dividend payment of US$350.3 million.

Indebtedness

The following table presents a summary of our gross indebtedness, before the reduction of debt issuance costs, as of March 31, 2017:

As of March 31,
2017
(In thousands of US$)
2013 Senior Notes	$1,000,000
2015 Credit Facilities	$467,449

$1,467,449

Except for the scheduled repayment of the term loan under the 2015 Credit Facilities of US$11.3 million during the first quarter of 2017, there was no other change in our gross indebtedness as of March 31, 2017 as compared to December 31, 2016.

Our company is developing Morpheus, the fifth hotel tower at City of Dreams.

Any other future developments may be subject to further financing and a number of other factors, many of which are beyond our control.

Recent Developments

On May 15, 2017, the sole director of our company declared a dividend of US$529,089.37 per share totaling approximately US$636.0 million. A portion of the dividend amounting to US$45.0 million will be payable in cash and the remaining amount of US$591.0 million was offset against the amount due from the Parent.

Melco Resorts Finance Limited

(Formerly Known as MCE Finance Limited)

Index to Unaudited Condensed Consolidated Financial Statements

For the Three Months Ended March 31, 2017

Page
Unaudited Melco Resorts Finance Limited (Formerly Known as MCE Finance Limited) Condensed Consolidated Financial Statements	F-2

Unaudited Melco Resorts Finance Limited (Formerly Known as MCE Finance Limited) - Restricted Subsidiaries Group Condensed Consolidated Financial Statements	F-5

Unaudited Reconciliation of Financial Condition and Results of Operations of Melco Resorts Finance Limited - Restricted Subsidiaries Group to Melco Resorts Finance Limited	F-8

Melco Resorts Finance Limited

(Formerly Known as MCE Finance Limited)

Condensed Consolidated Balance Sheets

(In thousands of U.S. dollars, except share and per share data)

	March 31, 2017	December 31, 2016
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$791,945	$1,112,835
Bank deposits with original maturities over three months	—	138,539
Accounts receivable, net	146,182	194,876
Amounts due from affiliated companies	816,619	240,097
Inventories	18,442	18,490
Prepaid expenses and other current assets	56,842	55,962

Total current assets	1,830,030	1,760,799

PROPERTY AND EQUIPMENT, NET	2,611,152	2,576,177
GAMING SUBCONCESSION, NET	299,011	313,320
INTANGIBLE ASSETS	4,220	4,220
GOODWILL	81,915	81,915
LONG-TERM PREPAYMENTS, DEPOSITS AND OTHER ASSETS	119,046	112,172
ADVANCE TO AN AFFILIATED COMPANY	—	597,974
LAND USE RIGHTS, NET	343,686	346,402

TOTAL ASSETS	$5,289,060	$5,792,979

LIABILITIES AND SHAREHOLDER’S EQUITY

CURRENT LIABILITIES
Accounts payable	$13,900	$11,156
Accrued expenses and other current liabilities	1,051,224	1,080,190
Income tax payable	777	5,251
Capital lease obligations, due within one year	119	118
Current portion of long-term debt, net	44,244	44,210
Amounts due to affiliated companies	22,152	55,709

Total current liabilities	1,132,416	1,196,634

LONG-TERM DEBT, NET	1,364,293	1,372,219
OTHER LONG-TERM LIABILITIES	20,724	16,369
DEFERRED TAX LIABILITIES	13,880	14,185
CAPITAL LEASE OBLIGATIONS, DUE AFTER ONE YEAR	117	147
ADVANCE FROM AN AFFILIATED COMPANY	1,946	1,946

SHAREHOLDER’S EQUITY
Ordinary shares, par value $0.01; 5,000,000 shares authorized; 1,202 shares issued	—	—
Additional paid-in capital	1,849,785	1,849,785
Accumulated other comprehensive income	2,635	2,635
Retained earnings	903,264	1,339,059

Total shareholder’s equity	2,755,684	3,191,479

TOTAL LIABILITIES AND SHAREHOLDER’S EQUITY	$5,289,060	$5,792,979

Melco Resorts Finance Limited

(Formerly Known as MCE Finance Limited)

Condensed Consolidated Statements of Operations (Unaudited)

(In thousands of U.S. dollars)

	Three Months Ended March 31,
	2017	2016
OPERATING REVENUES
Casino	$1,043,221	$936,627
Rooms	31,795	31,319
Food and beverage	20,080	18,068
Entertainment, retail and others	78,210	71,010

Gross revenues	1,173,306	1,057,024
Less: promotional allowances	(40,607)	(38,236)

Net revenues	1,132,699	1,018,788

OPERATING COSTS AND EXPENSES
Casino	(736,268)	(680,677)
Rooms	(3,848)	(3,773)
Food and beverage	(6,018)	(4,522)
Entertainment, retail and others	(14,605)	(13,476)
General and administrative	(165,357)	(138,044)
Pre-opening costs	(507)	(239)
Amortization of gaming subconcession	(14,309)	(14,309)
Amortization of land use rights	(2,716)	(2,717)
Depreciation and amortization	(50,225)	(50,805)
Property charges and others	(5,257)	(404)

Total operating costs and expenses	(999,110)	(908,966)

OPERATING INCOME	133,589	109,822

NON-OPERATING INCOME (EXPENSES)
Interest income	174	1,940
Interest expenses, net of capitalized interest	(5,955)	(7,446)
Other finance costs	(6,089)	(5,723)
Foreign exchange gains, net	6,289	2,506
Other income, net	13	162

Total non-operating expenses, net	(5,568)	(8,561)

INCOME BEFORE INCOME TAX	128,021	101,261
INCOME TAX CREDIT (EXPENSE)	1,984	(568)

NET INCOME	$130,005	$100,693

Melco Resorts Finance Limited

(Formerly Known as MCE Finance Limited)

Condensed Consolidated Statements of Cash Flows (Unaudited)

(In thousands of U.S. dollars)

	Three Months Ended March 31,
	2017	2016
CASH FLOWS FROM OPERATING ACTIVITIES
Net cash provided by operating activities	$203,297	$161,677

CASH FLOWS FROM INVESTING ACTIVITIES
Payment for acquisition of property and equipment	(75,999)	(110,452)
Advance payments and deposits for acquisition of property and equipment	(10,793)	(1,285)
Proceeds from sale of property and equipment	722	221
Withdrawals of bank deposits with original maturities over three months	138,539	391,542
Payment for land use rights	—	(3,788)
Changes in restricted cash	—	1,143

Net cash provided by investing activities	52,469	277,381

CASH FLOWS FROM FINANCING ACTIVITIES
Dividends paid	(565,800)	(350,257)
Principal payments on long-term debt	(11,278)	—
Principal payments on capital lease obligations	(35)	(8)
Fund from an affiliated company	457	101
Payment of deferred financing costs	—	(58)

Net cash used in financing activities	(576,656)	(350,222)

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(320,890)	88,836
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	1,112,835	1,041,645

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$791,945	$1,130,481

SUPPLEMENTAL DISCLOSURES OF CASH FLOWS
Cash paid for interest, net of amounts capitalized	$(13,205)	$(16,327)
Cash paid for income taxes	(2,795)	(2,795)

NON-CASH INVESTING ACTIVITY
Change in accrued expenses and other current liabilities and other long-term liabilities related to property and equipment	39,960	27,103

Melco Resorts Finance Limited (Formerly Known as MCE Finance Limited)

- Restricted Subsidiaries Group

Condensed Consolidated Balance Sheets (Unaudited)

(In thousands of U.S. dollars, except share and per share data)

	March 31, 2017	December 31, 2016
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$791,945	$1,112,835
Bank deposits with original maturities over three months	—	138,539
Accounts receivable, net	146,182	194,876
Amounts due from affiliated companies	816,627	240,101
Amounts due from unconsolidated subsidiaries	2	2
Inventories	18,442	18,490
Prepaid expenses and other current assets	56,842	55,962

Total current assets	1,830,040	1,760,805

PROPERTY AND EQUIPMENT, NET	2,611,152	2,576,177
GAMING SUBCONCESSION, NET	299,011	313,320
INTANGIBLE ASSETS	4,220	4,220
GOODWILL	81,915	81,915
LONG-TERM PREPAYMENTS, DEPOSITS AND OTHER ASSETS	119,046	112,172
INVESTMENT IN UNCONSOLIDATED SUBSIDIARIES	6	6
ADVANCE TO AN AFFILIATED COMPANY	—	597,974
LAND USE RIGHTS, NET	343,686	346,402

TOTAL ASSETS	$5,289,076	$5,792,991

LIABILITIES AND SHAREHOLDER’S EQUITY

CURRENT LIABILITIES
Accounts payable	$13,900	$11,156
Accrued expenses and other current liabilities	1,051,224	1,080,190
Income tax payable	777	5,251
Capital lease obligations, due within one year	119	118
Current portion of long-term debt, net	44,244	44,210
Amounts due to affiliated companies	22,152	55,705

Total current liabilities	1,132,416	1,196,630

LONG-TERM DEBT, NET	1,364,293	1,372,219
OTHER LONG-TERM LIABILITIES	20,724	16,369
DEFERRED TAX LIABILITIES	13,880	14,185
CAPITAL LEASE OBLIGATIONS, DUE AFTER ONE YEAR	117	147
ADVANCE FROM AN AFFILIATED COMPANY	1,946	1,946

SHAREHOLDER’S EQUITY
Ordinary shares, par value $0.01; 5,000,000 shares authorized; 1,202 shares issued	—	—
Additional paid-in capital	1,849,785	1,849,785
Accumulated other comprehensive income	2,635	2,635
Retained earnings	903,280	1,339,075

Total shareholder’s equity	2,755,700	3,191,495

TOTAL LIABILITIES AND SHAREHOLDER’S EQUITY	$5,289,076	$5,792,991

Melco Resorts Finance Limited (Formerly Known as MCE Finance Limited)

- Restricted Subsidiaries Group

Condensed Consolidated Statements of Operations (Unaudited)

(In thousands of U.S. dollars)

	Three Months Ended March 31,
	2017	2016
OPERATING REVENUES
Casino	$1,043,221	$936,627
Rooms	31,795	31,319
Food and beverage	20,080	18,068
Entertainment, retail and others	78,210	71,010

Gross revenues	1,173,306	1,057,024
Less: promotional allowances	(40,607)	(38,236)

Net revenues	1,132,699	1,018,788

OPERATING COSTS AND EXPENSES
Casino	(736,268)	(680,677)
Rooms	(3,848)	(3,773)
Food and beverage	(6,018)	(4,522)
Entertainment, retail and others	(14,605)	(13,476)
General and administrative	(165,357)	(138,044)
Pre-opening costs	(507)	(239)
Amortization of gaming subconcession	(14,309)	(14,309)
Amortization of land use rights	(2,716)	(2,717)
Depreciation and amortization	(50,225)	(50,805)
Property charges and others	(5,257)	(404)

Total operating costs and expenses	(999,110)	(908,966)

OPERATING INCOME	133,589	109,822

NON-OPERATING INCOME (EXPENSES)
Interest income	174	1,940
Interest expenses, net of capitalized interest	(5,955)	(7,446)
Other finance costs	(6,089)	(5,723)
Foreign exchange gains, net	6,289	2,506
Other income, net	13	162

Total non-operating expenses, net	(5,568)	(8,561)

INCOME BEFORE INCOME TAX	128,021	101,261
INCOME TAX CREDIT (EXPENSE)	1,984	(568)

NET INCOME	$130,005	$100,693

Melco Resorts Finance Limited (Formerly Known as MCE Finance Limited)

- Restricted Subsidiaries Group

Condensed Consolidated Statements of Cash Flows (Unaudited)

(In thousands of U.S. dollars)

	Three Months Ended March 31,
	2017	2016
CASH FLOWS FROM OPERATING ACTIVITIES
Net cash provided by operating activities	$203,297	$161,677

CASH FLOWS FROM INVESTING ACTIVITIES
Payment for acquisition of property and equipment	(75,999)	(110,452)
Advance payments and deposits for acquisition of property and equipment	(10,793)	(1,285)
Proceeds from sale of property and equipment	722	221
Withdrawals of bank deposits with original maturities over three months	138,539	391,542
Payment for land use rights	—	(3,788)
Changes in restricted cash	—	1,143

Net cash provided by investing activities	52,469	277,381

CASH FLOWS FROM FINANCING ACTIVITIES
Dividends paid	(565,800)	(350,257)
Principal payments on long-term debt	(11,278)	—
Principal payments on capital lease obligations	(35)	(8)
Fund from an affiliated company	457	101
Payment of deferred financing costs	—	(58)

Net cash used in financing activities	(576,656)	(350,222)

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(320,890)	88,836
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	1,112,835	1,041,645

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$791,945	$1,130,481

SUPPLEMENTAL DISCLOSURES OF CASH FLOWS
Cash paid for interest, net of amounts capitalized	$(13,205)	$(16,327)
Cash paid for income taxes	(2,795)	(2,795)

NON-CASH INVESTING ACTIVITIES
Change in accrued expenses and other current liabilities and other long-term liabilities related to property and equipment	39,960	27,103
Assignment of amount due from an unconsolidated subsidiary to advance to an affiliated company	—	1,634,005

Melco Resorts Finance Limited

(Formerly Known as MCE Finance Limited)

Unaudited Reconciliation of Financial Condition and Results of Operations

of Melco Resorts Finance Limited - Restricted Subsidiaries Group to Melco Resorts Finance Limited

For the Three Months Ended March 31, 2017

(In thousands of U.S. dollars, except share and per share data)

		Unrestricted Subsidiaries
	Consolidated Total for Melco Resorts Finance Limited - Restricted Subsidiaries Group	Melco Crown (Macau Peninsula) Hotel Limited		Melco Crown (Macau Peninsula) Developments Limited		Elimination		Consolidated Total for Melco Resorts Finance Limited
Condensed Consolidated Balance Sheets (Unaudited)
As of March 31, 2017
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$791,945	$		$		$		$791,945
Accounts receivable, net	146,182							146,182
Amounts due from affiliated companies	816,627		(4)		(4)			816,619
Amounts due from unconsolidated subsidiaries	2						(2)	—
Inventories	18,442							18,442
Prepaid expenses and other current assets	56,842							56,842

Total current assets	1,830,040		(4)		(4)		(2)	1,830,030

PROPERTY AND EQUIPMENT, NET	2,611,152							2,611,152
GAMING SUBCONCESSION, NET	299,011							299,011
INTANGIBLE ASSETS	4,220							4,220
GOODWILL	81,915							81,915
LONG-TERM PREPAYMENTS, DEPOSITS AND OTHER ASSETS	119,046							119,046
INVESTMENT IN UNCONSOLIDATED SUBSIDIARIES	6						(6)	—
ADVANCES TO GROUP COMPANIES	—				17,795		(17,795)	—
LAND USE RIGHTS, NET	343,686							343,686

TOTAL ASSETS	$5,289,076		$(4)		$17,791		$(17,803)	$5,289,060

LIABILITIES AND SHAREHOLDER’S EQUITY

CURRENT LIABILITIES
Accounts payable	$13,900	$		$		$		$13,900
Accrued expenses and other current liabilities	1,051,224							1,051,224
Income tax payable	777							777
Capital lease obligations, due within one year	119							119
Current portion of long-term debt, net	44,244							44,244
Amounts due to affiliated companies	22,152							22,152
Amounts due to group companies	—		1		1		(2)	—

Total current liabilities	1,132,416		1		1		(2)	1,132,416

LONG-TERM DEBT, NET	1,364,293							1,364,293
OTHER LONG-TERM LIABILITIES	20,724							20,724
DEFERRED TAX LIABILITIES	13,880							13,880
CAPITAL LEASE OBLIGATIONS, DUE AFTER ONE YEAR	117							117
ADVANCE FROM AN AFFILIATED COMPANY	1,946							1,946
ADVANCES FROM GROUP COMPANIES	—				17,795		(17,795)	—

SHAREHOLDER’S EQUITY
Ordinary shares, par value $0.01; 5,000,000 shares authorized; 1,202 shares issued	—		3		3		(6)	—
Additional paid-in capital	1,849,785							1,849,785
Accumulated other comprehensive income	2,635							2,635
Retained earnings	903,280		(8)		(8)			903,264

Total shareholder’s equity	2,755,700		(5)		(5)		(6)	2,755,684

TOTAL LIABILITIES AND SHAREHOLDER’S EQUITY	$5,289,076		$(4)		$17,791		$(17,803)	$5,289,060

Melco Resorts Finance Limited

(Formerly Known as MCE Finance Limited)

Unaudited Reconciliation of Financial Condition and Results of Operations

of Melco Resorts Finance Limited - Restricted Subsidiaries Group to Melco Resorts Finance Limited

For the Three Months Ended March 31, 2017

(In thousands of U.S. dollars)

		Unrestricted Subsidiaries
	Consolidated Total for Melco Resorts Finance Limited - Restricted Subsidiaries Group	Melco Crown (Macau Peninsula) Hotel Limited		Melco Crown (Macau Peninsula) Developments Limited		Elimination		Consolidated Total for Melco Resorts Finance Limited
Condensed Consolidated Statements of Operations (Unaudited)
For the Three Months Ended March 31, 2017
OPERATING REVENUES
Casino	$1,043,221	$		$		$		$1,043,221
Rooms	31,795							31,795
Food and beverage	20,080							20,080
Entertainment, retail and others	78,210							78,210

Gross revenues	1,173,306		—		—		—	1,173,306
Less: promotional allowances	(40,607)							(40,607)

Net revenues	1,132,699		—		—		—	1,132,699

OPERATING COSTS AND EXPENSES
Casino	(736,268)							(736,268)
Rooms	(3,848)							(3,848)
Food and beverage	(6,018)							(6,018)
Entertainment, retail and others	(14,605)							(14,605)
General and administrative	(165,357)							(165,357)
Pre-opening costs	(507)							(507)
Amortization of gaming subconcession	(14,309)							(14,309)
Amortization of land use rights	(2,716)							(2,716)
Depreciation and amortization	(50,225)							(50,225)
Property charges and others	(5,257)							(5,257)

Total operating costs and expenses	(999,110)		—		—		—	(999,110)

OPERATING INCOME	133,589		—		—		—	133,589

NON-OPERATING INCOME (EXPENSES)
Interest income	174							174
Interest expenses, net of capitalized interest	(5,955)							(5,955)
Other finance costs	(6,089)							(6,089)
Foreign exchange gains, net	6,289							6,289
Other income, net	13							13

Total non-operating expenses, net	(5,568)		—		—		—	(5,568)

INCOME BEFORE INCOME TAX	128,021		—		—		—	128,021
INCOME TAX CREDIT	1,984							1,984

NET INCOME	$130,005		$—		$—		$—	$130,005